Exhibit 99.1

TRANSCANADA CODE OF BUSINESS ETHICS
Making the Right Choices - Doing the Right Thing

Message from Russ Girling

At TransCanada, we pride ourselves on being a company that all of our stakeholders (whether they are customers, suppliers, investors, lenders, regulators, neighbors, or employees), can count on to make the right choices and do the right thing.

While our corporate values, namely Safety, Integrity, Responsibility and Collaboration form the foundation of how we do business, our Code of Business Ethics (COBE) goes one step further. COBE helps us put those values into practice in all of our daily decisions and activities. In this way, COBE helps to clarify what making the right choices and doing the right thing really means.

Making the right choices and doing the right thing is a serious matter. It’s essential that you carefully read and ensure you understand the principles set out in COBE, and that you refer to it regularly. It will help you with guidance on ethical situations you face at work, and it will help you understand the type of behaviour expected of you. You are required to complete your COBE training and certification each year. Remember, all of us benefit by working for a company that makes the right choices and does the right thing. It takes all of us making the right choices and doing the right thing together to ensure TransCanada continues to be a company our stakeholders can count on.

Table of Contents
What Does Making the Right Choices and Doing the Right Thing Mean?                        4
Making the Right Choices and Doing the Right Thing Requires that We Collaborate                7
Compliance Organization                                        8
Reporting Safety, Legal and Ethical Violations                                9
Ethics Help Line                                            10
Making the Right Choices and Doing the Right Thing Requires that We Be Safe                    12
Protecting Health, Safety and the Environment                                13
Making the Right Choices and Doing the Right Thing Requires that We Act with Integrity                16
Trading with Integrity                                            17
Competing Fairly                                            18
Giving Gifts, Invitations and Entertainment                                19
Political Contributions and Government Lobbying                                21
Accounting, Financial Reporting and Fraud Prevention                            22
Public Disclosure of Information                                        23
Preventing Money Laundering and Terrorist Financing                            24
Avoiding Insider Trading and Tipping                                    25
International Trade                                            26
Complying with Regulatory Requirements                                    28
Inter-Affiliate Interactions                                        29
Avoiding Conflicts of Interest                                        30
Dealing Fairly with Customers, Suppliers and other Stakeholders                        33
Making the Right Choices and Doing the Right Thing Requires that We Act Responsibly                35
Protecting Confidential Information                                    36
Protecting and Respecting Intellectual Property Rights                            37
Managing and Maintaining the Security of Information                            39
Being Socially Responsible                                        40
Being a Good Ambassador of TransCanada                                41
Protecting Individuals’ Privacy                                        42
Diversity and Employment Equity/Equal Opportunity                            43
Maintaining a Harassment, Violence and Weapons-Free Workplace                        44
Glossary                                                    46

What Does Making the Right Choices and Doing the Right Thing Mean?

At TransCanada, making the right choices and doing the right thing isn’t just a catch-phrase - it’s fundamental to how we do business. But what does it really mean to make the right choices and do the right thing? At a minimum, it means:

•	We report all health, safety and environment related hazards, potential hazards, incidents, near hits, and unsafe acts.

•	We comply with the applicable legal requirements and corporate policies that impact us in our daily work.

•	We follow the principles set out in COBE.

•	We report, through appropriate internal channels, any instances of actual or potential non-compliance with legal requirements or with COBE that we become aware of.

•	We do not retaliate against anyone for the good-faith reporting of an incident or issue.

•	We support others in making the right choices and doing the right thing.

Even if we try our best to make the right choices and do the right thing, there are times when the right thing isn’t completely clear. It’s at those times that we need to ask ourselves some fundamental questions. The above guide to making the right choices and doing the right thing is intended to help you identify the right path in those situations.

If in doubt, ask. Consequences of violations can be serious.

If you are ever unsure of how to make the right choices and do the right thing, it is always better to ask. The consequences of violating the law, COBE or any other corporate policy are very serious and can include discipline up to and including termination. In some circumstances, inappropriate conduct may also need to be reported to the authorities, and TransCanada could bring legal action against those involved. By asking before you act, you protect both yourself and the Company.

Does COBE apply to everyone?

COBE applies to all employees, directors and officers of TransCanada Corporation and its wholly-owned subsidiaries and operated entities in all countries in which TransCanada conducts business. Contingent Workforce Contractors (CWCs) and Independent Consultants must also comply with TransCanada’s COBE or their own companies’ equivalents to the extent such equivalents meet or exceed the standards set out in COBE.

We expect our vendors and suppliers to comply with equally high standards. If you are a CWC or Independent Consultant and are unsure of what standard you need to comply with, you should contact your employer or one of TransCanada’s resources.

Are there situations where I don’t have to comply with COBE?

Only the Chief Compliance Officer has the authority to waive any individual’s compliance with COBE. Waivers for executive officers and Board members must be approved by the Board of Directors (or a committee of the Board) and disclosed, if required.

TransCanada employees and officers are required to complete annual COBE training; you will be required, in conjunction with that training, to certify that you understand and are in compliance with all legal requirements, corporate policies and COBE.

What does making the right choices and doing the right thing require?

Making the right choices and doing the right thing requires that we:

•	Work safely

•	Act with integrity

•	Act responsibly

•	Collaborate

Kristine Delkus
Executive Vice-President, Stakeholder and Technical Services and General Counsel
Chief Compliance Officer

TransCanada is committed to ethical and lawful business conduct - making the right choices and doing the right thing every time.

Making the Right Choices and Doing the Right Thing
Requires that We Collaborate

We work together as one company to make the right choices and do the right thing. TransCanada has set up an ethics and compliance organization that works across TransCanada’s various departments, business lines, functions and regions to help ensure we make the right choices and do the right thing together.

Compliance Organization

We look to the ethics and compliance organization and the resources that have been put in place to help us to make the right choices and do the right thing.

The various members of the ethics and compliance organization are available to work with you and support you in making the right choices and doing the right thing in your day-to-day work. The following is a list of the different members of TransCanada’s compliance organization.

•	Audit Committee of Board of Directors

•	Chief Compliance Officer

•	Compliance Committee

•	Compliance Coordinators

•	Corporate Compliance Department

•	Human Resources and Harassment Investigation Coordinator

•	Internal Audit

Leaders

TransCanada’s leaders play a special role in ensuring we all make the right choices and do the right thing together.

If you are a leader, you have the following responsibilities in addition to complying with the principles set out in COBE:

•	Inspire your Personnel to act ethically by setting an ethical tone within your team.

•	Reinforce the importance of making the right choices and doing the right thing relative to other corporate objectives (for example, profits and cost management).

•	Set an example by modeling exemplary ethical business conduct.

•	Create a safe environment in which individuals are encouraged to speak up if they are aware of or suspect a legal or ethical violation through both your words and your actions.

•
Accept reports of violations that individuals may bring to you, and understand your obligation to report these issues, as appropriate, to your Compliance Coordinator, the Corporate Compliance Department, Internal Audit, the Harassment Investigation Coordinator, Privacy Officer, or the Ethics Help Line.

•
Ensure that your direct reports understand and act in accordance with all legal and ethical requirements that impact them in their jobs, that they know how to report actual or potential non-compliance with the law or COBE or to ask questions regarding ethical or legal matters, and that they complete all required ethics and compliance-related training.

•	Assist and support individuals who are unsure how to make the right choices and do the right thing.

•
Work with Human Resources, your Compliance Coordinator, the Corporate Compliance Department and Internal Audit to ensure violations of legal requirements or COBE by your direct reports are addressed appropriately (including discipline as appropriate).

•
Work with your Compliance Coordinator and the Corporate Compliance Department to reward individuals who have demonstrated exceptional positive ethical behaviour or actions that reduce the risk of legal violations.

Reporting Safety, Legal and Ethical Violations

We report any actual or potential non-compliance with TransCanada’s COBE or any legal obligation, so it can be addressed as appropriate. We do so with confidence that our confidentiality and identity will be protected to the greatest extent possible and that retaliation for Good Faith Reporting is prohibited.

How do I report an issue or seek guidance?

You are required to report any actual or suspected violation of the law or of COBE and all health, safety and environment related hazards, potential hazards, incidents, near hits, and unsafe acts of which you may become aware. We take every report seriously and provide immunity from disciplinary action for Good Faith Reporting of incidents and issues.

Resources

To report an issue, or if you would like guidance on how to make the right choices and do the right thing in a particular situation, the following resources are available to you:

•	Your leader

•	Your Human Resources Consultant

•	Your Compliance Coordinator

•	Corporate Compliance Department

•	Internal Audit

•	Law Department

•	Privacy Officer

•	Harassment Investigation Coordinator

•	Safety Personnel

•	TransCanada’s EHSM Incident Management System

To report an ethical violation when you don’t feel comfortable contacting the resources above, you can remain anonymous by contacting the Ethics Help Line, which is operated by an independent third-party.

Ethics Help Line

Canada / U.S.        1.888.920.2042

Mexico	001.800.840.7907
www.transcanada.com/ethics

The Ethics Help Line is operated by an independent third party service provider. The service provider does not have caller ID and does not provide TransCanada with information on your identity unless you expressly give the service provider your name. No attempt will be made to determine your identity if you choose not to provide it.

All calls to the Ethics Help Line are free of charge, and can be made in English, French or Spanish 24 hours a day, seven days a week, 365 days a year.

You may use the Ethics Help Line either to report any actual or suspected issues or to ask questions. When you make a report through the Ethics Help Line, you can choose whether or not you want to remain anonymous. If you choose to remain anonymous you will be given a code known as a “report key” which you can use to call back for updates or to provide additional details. In this way the Company can provide you with information on how your report is being managed, or get more information from you without discovering your identity.

Reports made to the Ethics Help Line are forwarded to a limited number of individuals within TransCanada. Internal Audit is responsible for investigating issues raised and ensuring all calls are addressed appropriately. Particularly serious issues are reported to the Audit Committee of the Board of Directors.

If the issue raises an immediate threat to safety or security, you should contact Corporate Security, local police or other emergency services as appropriate.

All reports are taken seriously

Regardless of the means used to report, you can feel confident that the report will be taken seriously and that it will be investigated and addressed as appropriate, in accordance with TransCanada’s Procedure for the Investigation, Management and Reporting of Instances of Non-Compliance. Harassment issues are investigated by the Harassment Investigation Coordinator in accordance with the Harassment-Free Workplace Policy.

Confidentiality/anonymity

Your confidentiality and your identity (if known) will also be protected to the greatest extent possible. The information you provide will be shared only with those who need to know in order to ensure the issue is properly investigated and addressed.

Non-retaliation

We support and encourage you to report suspected instances of potential non-compliance with applicable laws, regulations and authorizations, as well as hazards, potential hazards, incidents involving health and safety or the environment, and near hits. We take every report seriously, investigate each report to identify facts, and make improvements to our practices and procedures when warranted. All Personnel making reports in good faith will be protected. Good Faith Reporting is intended to remove protection for Personnel making intentionally false or malicious reports, or who seek to exempt their own negligence or willful misconduct by the act of making a report. We ensure immunity from disciplinary action or retaliation for Personnel for the Good Faith Reporting of such concerns. Reports can be made to management, a Compliance Coordinator, or anonymously to the Ethics Help Line.

Paul Miller
Executive Vice-President and President, Liquids Pipelines

We count on everyone to report issues. Retaliation for Good Faith Reporting is not tolerated.

Participation in investigations and audits

Personnel, including directors and officers are required to participate in investigations and audits if, and as, requested.

QUESTION:	I suspect one of my colleagues has violated part of COBE, but I’m not sure my suspicions are correct. I’m concerned I’ll be labeled a tattle-tale (or worse) if I report it. What should I do?

ANSWER:
If you suspect misconduct, you should report it so it can be investigated. If it turns out not to be an issue, there will be no harm done. Violations of the law or COBE that are not reported, however, cannot be addressed, and that can seriously undermine the Company. If that happens, we all suffer. If you report the issue, your confidentiality and identity will also be protected and if any retaliation is found to occur, it will be taken very seriously.

Making the Right Choices and Doing the Right Thing
Requires that We Be Safe

Our goal is to make safety a high-priority value that drives changes in behavior, attitude and beliefs across the entire organization. In order to make this culture of safety a reality, we have made these commitments:

•	We will work towards an incident free workplace because we believe that Zero is Real.

•	We will learn the nine Life Saving Rules and follow the, always.

•	We will SHARE our observations of safe and unsafe acts with our colleagues whether they occur at work, home or play.

Protecting Health, Safety and the Environment

We consider the impact of our actions on stakeholders, the environment and the communities in which we operate. We act responsibly to protect the health and safety of our workers, our neighbours and the public, and we act as responsible stewards of the environment.

Whether you work in a field location or in an office setting, you must always ensure that you comply with all health, safety and environment related legal requirements, as well as TransCanada’s corporate policies.

In addition, TransCanada’s Life Saving Rules guide the way we work and help us hold each other accountable to the highest possible safety standards. They were created to highlight the high-risk activities that are part of the work we do every day and emphasize the importance of following the risk control measures we have in place to manage them.

We will:

1.	Drive safely and without distraction

2.	Use the appropriate Personal Protective Equipment

3.	Conduct a pre Job Safety Analysis (JSA)

4.	Work with a valid work permit when required

5.	Obtain authorization before entering a confined space

6.	Verify isolation before work begins

7.	Protect ourselves against a fall when working at heights

8.	Follow prescribed lift plans and techniques

9.	Control excavations and ground disturbances

Committing to the Life Saving Rules means meeting our goal of everyone going home safe from our offices, facilities and project sites, every day. Nothing is more important.

All injuries and environmental damage are preventable if we apply a 24/7 approach to health, safety and environmental protection. Policies, programs and standards for health, safety and environment can be found on
Infocus > Departments:

•	Environment

•	Health & Industrial Hygiene

•	Safety

We report all health, safety and environment related hazards, potential hazards, incidents, near hits, and unsafe acts. We take every report seriously, investigate to identify facts and ensure immunity from disciplinary action for the good faith reporting of all incidents and issues.

QUESTION:
I’m working on a big project and it’s very important to the Company that it be completed on-time and on-budget. I’m concerned that I might be injured if I rush my work, but I’m feeling a lot of pressure to do so. What should I do?

ANSWER:	You should never compromise your or anyone else’s safety. If someone is pressuring you to do so, you should report the issue.

Wendy Hanrahan
Executive Vice-President, Corporate Services

We believe that Zero is Real. This means that everyone has a responsibility to identify hazards in their workplace to ensure their safety and the safety of their coworkers.

Being Fit for Work

We do not compromise our ability to do our jobs or the safety of others through the use of intoxicants including drugs, alcohol or medications.

Given the nature of TransCanada’s business, it is essential that all workers be fit to perform their jobs. The use of intoxicants can impair your judgment and productivity, and can lead to serious accidents and health and safety concerns - not only for yourself, but also for your coworkers and the public.

You must ensure you understand and comply with TransCanada’s internal policies concerning the use of alcohol and drugs, and ensure you are fit to perform your job. For more information, please consult the Alcohol and Drug (Employee) Policy and the Contractor Alcohol and Drug Policy.

Making the Right Choices and Doing the Right Thing
Requires that We Act with Integrity

We act ethically and with integrity and we comply with the legal requirements and corporate policies applicable to us in our jobs. We make the right choices and do the right thing, even when others don’t and even when making the wrong choices and doing the wrong thing seems easier or better for the bottom line.

Trading with Integrity

We engage only in transactions that have a legitimate business purpose, and we do not interfere with the normal functioning of the markets in which we operate and transact. We also report transactions in accordance with all legal requirements.

We conduct business in a way that promotes a fair, efficient and openly competitive operation of markets in which we participate and which complies with market manipulation laws. Market manipulation laws prohibit any actions intended to interfere with the normal functioning of markets through fraud or deception of others, or increases or decreases in capacity or prices in contravention of market manipulation laws or other local market rules.

Some examples of illegal market manipulation include artificially increasing or decreasing generation or transmission capacity, making especially high or low bids that may be prohibited by market rules, and entering into both purchase and sale transactions at the same time (so there is no net change in beneficial ownership), in order to falsely increase the perception of trading volumes (known as “wash trading”). It may also include intentionally losing money on transactions that impact prices in order to obtain the benefit of those prices in other transactions.

While the previous examples are intended as a general discussion, market rules and obligations vary by jurisdiction. You must be knowledgeable about the particular rules applicable to the market(s) in which you trade and be careful never to enter transactions that are illegal under local laws or other local market rules, or to otherwise interfere in the normal functioning of the markets.

You should also always ensure that you accurately report transactions so TransCanada can meet its legal reporting obligations.

Competing Fairly

We compete vigorously and fairly, based on price, quality and service and do not interfere with our customers’ or other market participants’ ability to do the same.

A competitive marketplace in the energy and transmission services that TransCanada provides helps ensure fair prices and customer choice and, in turn, results in the industry as a whole providing more effective, better service. We believe in vigorous, fair competition and comply with all laws designed to protect the ability of companies to compete freely.

In particular, you should never engage in any illegal acts that are intended to, or that are likely to have the effect of, reducing competition. The most serious and most common of such acts is collusion, which means entering into an agreement (usually with one or more competitors) to reduce competition. Examples of such agreements include agreements to:

•	Fix prices

•	Decrease capacity or volume available to customers

•	Allocate customers or markets among competitors

•	Boycott certain customers or suppliers

Even sharing competitively sensitive information (such as information regarding prices, capacity, volume, customers or markets) with competitors can be seen as evidence of collusion. As such, you need to be very careful whenever you have contact with competitors (whether in trade association meetings, at conferences, through participation in benchmarking groups or in negotiating or otherwise dealing with actual or potential joint venture partners who are also TransCanada competitors) to avoid sharing competitively sensitive information. You must never enter into an agreement to reduce competition, or that is likely to have that effect.

Competition/antitrust laws must also be kept in mind when you are involved in joint purchasing arrangements, negotiating acquisitions or divestitures, joint venture arrangements and the like, particularly when the parties are TransCanada competitors.

QUESTION:
While at a trade association meeting recently, a few competitors I was sitting with at dinner started talking about their pricing. I knew it wasn’t appropriate, so I didn’t say anything. Did I do the right thing?

ANSWER:
While you were right not to participate in the discussion, when in such a situation, it’s a good idea to take the further step of making clear to everyone that the discussion is inappropriate and that you will not participate. If the inappropriate discussion continues, you should physically remove yourself from the situation. You should also document what happened and report the matter. This will help to protect you and TransCanada in case anyone ever points to the fact that you were part of a group in which an inappropriate discussion took place.

Giving Gifts, Invitations and Entertainment

We do not provide either private parties or government officials (including employees of state-owned companies, members of international organizations, political parties and candidates for office) with payments, kickbacks, gifts, or anything else of value (including benefits such as entertainment, charitable contributions or employment opportunities) for the purpose of improperly influencing such parties’ actions or decisions in favour of TransCanada. Even if the intent is not to influence, you should not provide a payment or benefit to any third party if it could appear to be improper.

We always conduct our business in a legal and ethical manner. Part of behaving ethically means that we do not participate in any corrupt activities and maintain compliance with all applicable anti-bribery and anti-corruption laws and regulations of each jurisdiction in which we conduct business. Corruption in both business and government is a problem since it prevents fair and open competition based on merit.

We should always be prudent in offering gifts, entertainment or anything else of value (including, but not limited to, golf games, meals, or tickets to sporting or other similar events) to anyone or any organization that is a competitor or that TransCanada does or seeks to do business with, or that TransCanada requires consent or approval from. While giving gifts can help to build and maintain strong business relationships, depending on the nature of, and the context in which, such gifts/entertainment/benefits are given, they can also cloud one’s judgement or be seen to improperly influence decisions.

The following considerations should be taken into account whenever you are faced with the prospect of giving a gift or invitation or when providing entertainment or another type of benefit:

•
We should never give, offer, promise, or approve a gift/entertainment/benefit that could violate anti-bribery/anti-corruption legislation. Gifts/entertainment/benefits given to government officials and employees of government or government-owned entities are particularly sensitive. For more information on the provision of gifts to government officials, please refer to Gifts, Meals, Entertainment and Travel for Government Officials Standard.

•
We should never give a gift/entertainment/benefit in exchange for a business advantage (including entering into a contract or other business relationship, obtaining or giving more favourable business terms, or obtaining consent or approval), or where giving the gift/entertainment/benefit could even create the appearance that it might be for such purpose.

•	We should never give cash, cash equivalents, shares, or other securities.

•	We should never give a gift/entertainment/benefit that could be considered offensive or in poor taste, or that could damage TransCanada’s reputation.

Since TransCanada can be held responsible for improper payments and benefits provided by agents, CWCs, suppliers and other third parties acting on TransCanada’s behalf, we must also do our best to ensure that we only deal with legitimate, reputable parties, and that they understand their obligation to not provide such improper payments or benefits in connection with the business they do for TransCanada. We follow the processes that TransCanada has in place to review third parties’ bribery and corruption risk.

In addition, we must ensure that legitimate expenditures, including their nature and purpose, are accurately reported, so there is no question of whether they were made for an improper purpose.

For more information, please refer to the Avoiding Bribery and Corruption Policy, Enhanced Community Support Standard, and the Gift, Meals, Entertainment and Travel for Government Officials Standard.

Political Contributions and Government Lobbying

We respect the political process, and only make political contributions and engage in lobbying activities that are legal and transparent.

Laws concerning political contributions and government lobbying are aimed at preventing corruption in government and at ensuring the proper functioning of the political process. The rules can be complex and vary greatly from jurisdiction to jurisdiction. In some jurisdictions we are not allowed to make political donations at all. In other jurisdictions, the amount of political donations and the ways in which they may be made are restricted, and they often require registration of lobbyists and reporting of certain contacts with government officials.

TransCanada’s Government Relations group manages all of TransCanada’s political donations. Lobbying-related activities are also managed by Government Relations for federal, state or provincial governments, and Community Relations manages lobbying activities for municipal and local governments. To ensure we comply with all legal requirements, you must seek approval from the appropriate department before engaging in these activities on behalf of TransCanada.

Refer to the Avoiding Bribery and Corruption Policy and the Political Activities and Contributions Policy for more information on payments to government officials.

QUESTION:	I am very politically active. Is that allowed?

ANSWER:
TransCanada encourages you to participate in the political process as an individual, in accordance with your own political views and the laws and regulations governing this activity. In doing so, however, you may not use TransCanada’s name, nor indicate that you represent TransCanada, unless you have been authorized to do so.

Accounting, Financial Reporting and Fraud Prevention

We are open and forthright in reporting our financial condition to investors and lenders, as well as in reporting our costs to customers and regulators. We ensure that our accounting and financial records and reporting are fair, accurate, understandable and complete, and we do not falsify financial documents or records, or misstate or misrepresent the nature of costs or expenditures.

In order to make informed investment decisions, our investors need to know that our accounting records and financial reporting are accurate and complete. Our lenders similarly require that we disclose certain information to them regarding the Company’s financial condition. In addition, TransCanada’s customers and regulators rely on the accuracy of our accounting records to ensure that pipeline tolls are calculated in a fair and transparent manner.

You must ensure all transactions that you engage in, or that you approve, whether under a TransCanada contract or as an individual business expense, are reported and that the reporting is accurate, complete and complies with all applicable accounting and legal requirements. You must also follow all relevant corporate policies and other requirements respecting the transaction (for example, spending limits and obtaining of approvals).

You should never engage in “off the record” or other transactions or accounts that do not fully and accurately state the nature and amount of specific transactions.

You must also never falsify any invoice, expenditure, time sheet or other document related to a Company cost or revenue. Doing so constitutes fraud and is prohibited. For more information, please see the Avoiding Bribery and Corruption Policy and TransCanada’s Policies on Risk Management and Financial Reporting which can be found on the Corporate Policies website.

Public Disclosure of Information

We ensure that public statements regarding the Company are provided in a timely manner, are fair, accurate and complete, comply with legal requirements and corporate policies, and preserve and protect TransCanada’s reputation and brand.

In order to ensure that all potential investors receive information that could be material to a decision to buy or sell TransCanada shares or other securities, TransCanada must disclose material information regarding the Company publicly and in a timely manner.

In addition, we need to ensure that information released to the media or the public regarding the Company is accurate and fairly stated and that a clear and consistent message is provided to our various stakeholders.

TransCanada has policies and procedures regarding proper public disclosure of information, and you should always use those prescribed channels. If you receive an inquiry from an external source you should direct it to the appropriate Company representative for response.

The groups managing these inquiries include:

Media/Charitable Organizations /Elected Officials	▶	Government Relations, Communications and Community Relations
Investors/ Lenders/ Analysts	▶	Investor Relations and Corporate Communications
Regulatory Agencies	▶	Law Department
Employment Related	▶	Human Resources

In the age of social media, it is easy to broadly and publicly communicate information. We need to be particularly aware of our obligations to disclose Company information only in accordance with legal and internal requirements. For more information, please see TransCanada’s Public Disclosure Policy and the Communications Policy.

Don Marchand
Executive Vice-President, and Chief Financial Officer

I can’t stress enough how important accurate, timely and complete financial reporting and public disclosure is - it’s what gives us access to the financial markets and builds with investors and lenders confidence and trust in our Company.

Preventing Money Laundering and Terrorist Financing

We expect our customers and suppliers to be vigilant in ensuring the payments we make and the methods of payment we use are legitimate and legal.

Even if we make the right choices and do the right thing, there could be instances in which our customers and suppliers do not. Laws concerning money laundering and terrorist financing are in place to deter criminal and terrorist activities of those with whom we might do business.

In order to ensure compliance with these laws, you, when acting on behalf of TransCanada, must exercise care before agreeing to do business with a third party. You should ensure it is a legitimate, reputable business and you must recognize and report any suspicious payments or transactions. Third parties are reviewed as part of Supply Chain’s qualification process.

Examples of such suspicious payments or transactions include: any request by a third party to have a payment deposited into a personal rather than a business account; transactions with entities other than those involved in the underlying contract or business deal; or payments or other transactions involving a country other than that in which the parties to the contract or business deal are located. Payments of cash, unusual financing arrangements, fictitious invoices or other efforts by a third party to conceal the true purpose of a payment or transaction also raise concerns.

DID YOU KNOW…
Ignoring the signs that a transaction or payment initiated by a third party is not legitimate can result in TransCanada being found complicit in any illegal activity that may be associated with the transaction, even if the Company did not expressly authorize it or even know about it.

Avoiding Insider Trading and Tipping

We do not use material non-public information to trade in shares or other securities, or provide such information to others for that purpose.

We all have access to non-public information regarding TransCanada, and sometimes we also have access to non-public information regarding customers, suppliers and other business partners.

To the extent non-public information that you are aware of could be material to a decision to buy or sell shares in TransCanada or another company (for example, if the information relates to a pending merger or acquisition, a new project or project approval, or financial results that have not yet been made public), you and your immediate family members are not permitted to use that information to trade in the relevant company’s shares or other securities.

You must also be careful not to provide that information to anyone else who might use it for that purpose.

To the extent that you are a Company insider, you have the additional obligation not to trade in TransCanada shares and other securities during black-out periods. For more information, please see the Trading Policy for Employees and Insiders.

International Trade

When engaging in international business, we comply with all international trade legislative requirements, as well as all customs and taxation requirements.

International trade laws prohibit or restrict trade with certain countries that are subject to embargoes or sanctions, as well as with certain individuals and organizations (e.g. entities that have ties to actual or suspected terrorists or drug traffickers). These laws also prohibit or restrict imports and exports of certain types of goods, information and technologies - particularly those that could be used in weapons applications, but also including certain chemicals and commodities, such as oil and gas liquids. They also prohibit or restrict certain exports where the product will ultimately be put to military or weapons-related uses.

These laws also often impose stringent reporting obligations. As a transmission provider, TransCanada is even responsible for certain import/export related reporting in respect of commodities that it transports across an international border through its pipeline, even though it does not own or control the transported commodities.

In addition, TransCanada has customs compliance obligations in connection with all cross-border transactions. TransCanada can only operate as an authorized importer/exporter in the three jurisdictions in which it operates; however, this does not preclude the Company from procuring products from the global market. In these instances special attention must be paid to the terms of the individual agreements.

Whether the products and the goods are sold or transferred, all goods that cross international borders must be formally declared to the appropriate customs agency and may require prior approval and reporting to other government agencies in the country of export as well as in the country of destination where the commercial importation will occur. Consideration should be given to the necessary import and export requirements when considering contracting strategies.
Some examples of these transactions include inter-office packages, inter-company inventory transfers and sales, gifts from vendors, materials for conferences or trade shows, and all cross-border movements of material, information or technology.

Before engaging in any international transaction or sending electronic or other information or technology to another country (even to others within TransCanada who are located in a different country than you), TransCanada must ensure it is legally permitted, considering the nature of the goods, information or technology, the counterparty with which you are dealing, the country in which the counterparty is located, and the use of the goods, information or technology. TransCanada must also ensure that all applicable licensing requirements are met, and that it complies with all reporting and customs obligations. This includes ensuring the goods shipped are valued correctly for customs purposes.

For more information, please contact TransCanada’s Logistics Customer Service team in Supply Chain for day-to-day import/export customs activities or any inquiries related to freight and transportation, and in respect of trade compliance matters please contact TransCanada’s Customs Management team in Corporate Compliance.

DID YOU KNOW…
Even if TransCanada does not have ownership of a product it has purchased when it crosses a border (e.g. because it takes ownership, or title, on delivery), it may nevertheless be responsible for import and/or export compliance based on certain terms of the purchase contract. It is important to ensure the contract does not contain terms that result in TransCanada inadvertently taking on these obligations.

Complying with Regulatory Requirements

We are committed to meeting our obligations under all regulations and tariffs.

As a regulated company, TransCanada is subject to many regulatory requirements, including those of the National Energy Board (NEB), the Federal Energy Regulatory Commission (FERC), the Comisión Nacional de Hidrocarburos, and the North American Energy Reliability Corporation (NERC), among others. In addition, TransCanada’s transmission providers are subject to tariffs that we must comply with.

Although it is impossible to list all of these requirements in COBE, you must ensure you are familiar with the specific requirements applicable to you in your job. These can include reporting requirements and compliance with technical or other standards.

To the extent the requirements of more than one jurisdiction apply, you must use the highest of the various standards.

QUESTION:	I’m not a lawyer. How can I be expected to know all of the laws that might apply to my job or even be able to understand them?

ANSWER:
While you are not expected to know all of the ins and outs of every law, you do need to have a basic understanding of the different areas of law that impact you in your job, so that you can spot potential issues and seek help from an expert. Your leaders and the ethics and compliance organization (particularly your Compliance Coordinator, the Corporate Compliance Department and the Law Department) are also available to help you if you have questions about your legal obligations and are available to provide training on legal requirements that may be applicable to your team.

Inter-Affiliate Interactions

As a transmission provider, TransCanada is subject to Canadian Codes of Conduct in Canada and the Standards of Conduct in the U.S (Inter-affiliate Codes/Standards of Conduct). These Codes/Standards of Conduct are intended to ensure that our non-regulated affiliates do not receive an unfair advantage over other customers, whether as a result of discriminatory treatment or the sharing of information, Personnel or resources. The Canadian Codes also prohibit the cross-subsidization of our non-regulated affiliates at the expense of our transmission customers.

In order to ensure compliance with the Inter-Affiliate Codes/Standards of Conduct, you must observe the following rules in your day-to-day activities:

•	Regulated transmission providers may not give undue preference to any customer, whether it is an affiliated TransCanada entity or not - all customers must be treated equally.

•	Regulated Personnel must function independently of non-regulated Personnel (e.g. they cannot perform the same jobs or report to the same leaders).

•	Regulated and shared Personnel must not share, or act as a conduit for the sharing of regulated information* with non-regulated Personnel.

•
Any violations of the Inter-Affiliate Codes/Standards of Conduct must be reported to the Corporate Compliance Department, since TransCanada is legally required to either publicly post such information on its web site or report it to our regulators.

•
Non-regulated entities must pay their fair share of any costs incurred by our regulated transmission providers, so as not to burden our transmission customers with costs our non-regulated entities benefit from.

*Regulated information (which may not be shared with non-regulated Personnel) includes commercial, financial, strategic, planning, operational and customer information of our transmission providers. For more information, please see TransCanada’s Inter-Affiliate Codes/Standards of Conduct.

Karl Johannson
Executive Vice-President and President, Natural Gas Pipelines

Reporting of instances of actual or potential non-compliance is so important since it’s really the only way we can find out about underlying problems and fix them. It allows us to learn from our mistakes and continually get better at making the right choices and doing the right thing.

Avoiding Conflicts of Interest

We act in TransCanada’s best interests, avoiding situations that could place us in a conflict, or even create a perception of conflict and we report such situations if and when they arise.

To the extent our personal interests conflict or have the potential to conflict with TransCanada’s, our ability to honour this obligation and to make objective decisions on behalf of the Company are compromised.

It is for this reason that you must avoid situations that can result in potential conflicts. If you ever find yourself in a situation that creates a potential conflict, you should report it. You should not participate in any decision or action in which there is a real or perceived conflict. You should always avoid any situation where you would improperly benefit, or appear to improperly benefit, from knowledge acquired while working at TransCanada.

The following are some examples of situations that create potential conflicts of interest.

Accepting gifts, invitations and entertainment from Suppliers
Accepting gifts or invitations from suppliers or potential suppliers (“Suppliers”) can affect the way TransCanada is perceived and can run counter to our business objectives and values. We all have an obligation to conduct ourselves in a fair and impartial fashion in all business dealings with the supplier community.
During the normal course of business, Personnel may accept invitations from suppliers for meetings over meals and beverages.
Careful consideration must be taken when a supplier extends an invitation to a social event or offers a gift. Personnel must consider the following:

•
Invitations to events and trips, including but not limited to sporting events, golf rounds, skiing or fishing trips, and other special events should not be accepted, except as provided for below. Attendance at such events may provide an opportunity to network with suppliers, but could be mistaken as a sign of a preferential relationship.

•	Invitations to events which may be considered lavish in nature should not be accepted.

•	Frequency of attendance at events with the same supplier should be carefully considered and discussed with your leader prior to attendance to avoid the perception of any preferential treatment.

•
Occasional promotional gifts (such as pens, coffee mugs, calendars) may be accepted as a customary business courtesy, provided that the frequency of gift must not exceed 4 times per calendar year and a value of $50 per gift or total more than $100 in aggregate for the calendar year.

•	Invitations to industry events such as conferences and conventions have not changed and continue to require leader approval.
There will be circumstances where exceptions to these guidelines make business sense. In these cases, written approval from your Senior Vice-President or Vice-President or designate is required.

Outside business activities and outside directorships

TransCanada employees and officers may not engage in outside business activities, (e.g. as a consultant, employee, or director), that are in conflict with or detrimental to the interests of TransCanada. Where you may be involved in these activities, consider whether the activity creates, or could be perceived to create, a conflict of interest.

Types of prohibited business activities may include:

•
Owning, controlling or directing a material financial interest (greater than one per cent) in a competitor, or in a vendor, supplier, customer or other business which does or seeks to do business with TransCanada

•	Being involved in a business that competes with TransCanada or that does or seeks to do business with TransCanada

•
Outside business activities that interfere with your day-to-day responsibilities at TransCanada. Unless specifically approved by your leader, you are expected to spend your full time and attention performing your job during your hours of work

•	An outside business activity that requires you to violate your confidentiality or other obligations to TransCanada

•	An outside business activity that would be detrimental to TransCanada’s reputation

•	Any outside directorship including a charitable or non-profit organization, sporting organization, or school board, if that activity is detrimental to TransCanada

In cases where an outside business activity or directorship position on a board is not in conflict with TransCanada’s business as described in the list above, the activity or position must still be declared to and approved by the Corporate Secretarial group prior to acceptance.

Contact the Corporate Secretarial group for more information.

If you are uncertain whether an activity may create a conflict of interest, please contact the Corporate Compliance Department for guidance.

Executive leadership team - other business activities

In addition to the conditions set out in the above section, prior to serving in any capacity in an unaffiliated organization, the Chief Executive Officer and any member of the Executive Leadership Team must obtain the consent of the Governance Committee of the Board of Directors.

Directors’ independence

In order to maintain their independence and to ensure that no relationships exist that may violate applicable corporate, securities and competition laws, all directors of TransCanada are required to have their independence assessed annually and also periodically in the event of a material change in their respective primary employment status or in the event they wish to join another board of directors, whether private or public. All candidates to TransCanada’s board of directors are required to meet these independence standards, legal requirements and other standards before they can be formally considered for appointment. A director is required to declare any material interest that he or she may have in a material contract or transaction and recuse himself or herself from related deliberations and approval.

Corporate opportunities

You may not take personal advantage of a business opportunity that you discover through the use of Company assets, property, information, or your position with TransCanada, or use Company assets, property, information, or your position with TransCanada for personal gain or to compete with TransCanada.

Political office, appointments to boards or tribunals

TransCanada employees and officers may not serve in a political office or on an administrative board or tribunal, if that office, board or tribunal has or may have decision-making authority in respect of any aspect of TransCanada’s business (such as the approval or projects or the issuing of permits).

Personal relationship disclosures

TransCanada Personnel (including CWCs) may not be in a Direct or Indirect Reporting relationship with or otherwise involved in hiring, delegating work or making compensation decisions with respect to someone with whom you have a Family or Other Significant Personal Relationship. Some examples of such relationships include, but are not limited to, a spouse (including common-law and same gender spouses), parent, grandparent, child, grandchild, sibling, aunt or uncle, niece or nephew, cousin, or an individual who has acquired such a relationship through marriage/common-law, or any “step”, “common-law” or “in-law” variations of these relationships. This applies to all current and new Personnel, student employees, and CWCs.

These provisions also apply to any position moves/promotions within the Company and require that a personal relationship disclosure be made and approved in advance of such a move/promotion.

The onus is on all Personnel (including CWCs) to notify Corporate Compliance if they become aware of a Family or Other Significant Personal Relationship within a Direct or Indirect Reporting relationship at TransCanada.

Corporate Compliance must review the hiring of any new Personnel where there is a Family or Other Significant Personal Relationship (as described in the paragraph above) with existing TransCanada Personnel.

Review the Personal Relationship Disclosure Policy for more information or contact the Corporate Compliance Department.

CWC and Independent Consultants

CWCs and Independent Consultants must not directly or indirectly offer employment to TransCanada employees during the currency of their contract and for a reasonable time after their contract ends. Further, CWCs and Independent Consultants must not offer preferential pricing or benefits to individual TransCanada employees.

Dealing Fairly with Customers, Suppliers and Other Stakeholders

We are fair and honest in our dealings with customers, suppliers and other stakeholders and we honour our obligations and commitments to them.

Treating customers, suppliers and other stakeholders fairly requires that you enter into business relationships based on merit and objective criteria, such as price, quality and service. It also requires that you are honest and forthright when dealing with others (never omitting important facts, manipulating another person or situation, or misrepresenting yourself or TransCanada), and that you honour TransCanada’s contractual, regulatory and other commitments.

You should never make business decisions on behalf of TransCanada based on personal relationships, unfair bias or the potential for personal gain.

Dealing fairly with competitors

You must also ensure that you use only legitimate means (such as searches of public information) to obtain competitive intelligence. You must never use deceit or misrepresent yourself to obtain such information, and you should never take advantage of information you receive in error (for example, emails, faxes or documents someone sent you in error, or documents left in a meeting room or in a public place).

Use of company name for personal gain

Finally, you must never use the Company’s name or purchasing power or your employment status to obtain personal discounts or rebates from vendors, unless those discounts or rebates are available to all employees.

Francois Poirier
Executive Vice-President, Strategy and Corporate Development

If you are uncertain as to whether a personal interest conflicts with, or has the potential to conflict with TransCanada’s interests, ask for guidance from one of TransCanada’s internal resources or from the Ethics Help Line.

QUESTION:	I want to hire someone who I know has a family member already working for TransCanada. Is that allowed?

ANSWER:
Yes, it is acceptable to hire a person (Employees and CWCs) that has a family member already working for TransCanada provided the new hire is not in a Direct or Indirect Reporting relationship with their family member. The onus is on all Personnel to notify Corporate Compliance when they become aware of a Family or Other Significant Personal Relationship where there is a Direct or Indirect Reporting relationship within the Company.

QUESTION:	I own units of a mutual fund that invests in shares of one of our suppliers. Is that a problem?

ANSWER:
If your investment in the supplier is through a mutual fund, it is unlikely that you would own more than one per cent of the stock of the supplier. Because of the indirect nature of the investment, it is also less of a concern than if you owned the shares directly. Your ownership of mutual fund units is not a problem.

QUESTION:	I have been invited by a supplier to attend the rodeo at the Calgary Stampede. Can I accept the invitation and attend the event?

ANSWER:
All TransCanada Personnel must ensure they are acting in a manner which is fair and impartial to our supplier community and which does not create a real or perceived conflict of interest with those with whom we do business. As such, attendance at this event would only be acceptable if the supplier had invited customers from other companies as well. Prior written approval must be received from your Vice-President to ensure that the number of TransCanada Personnel and other customers at the event is appropriate.

QUESTION:	I have been invited to a movie event by a company that is a supplier to TransCanada or has the potential to become a supplier to TransCanada that I have a relationship with. Can I attend this event?

ANSWER:
Employees can accept invitations from suppliers/potential suppliers for events where multiple clients are in attendance provided they have received approval from their Vice-President prior to attending.

QUESTION:
One of TransCanada’s existing auto leasing suppliers has invited me to attend their annual product roll-out, which will be held in Las Vegas. It is a big event that all customers are invited to. The supplier has offered to pay for all flights and accommodation, in addition to the meals that will be provided as part of the event. The supplier’s contract is not currently up for renewal, and I am not the person responsible for making the decision whether to renew. Can I attend?

ANSWER:
Since TransCanada has an existing business relationship with the supplier and is not currently involved in any renewal or other negotiations and since the event is a business-related event attended by many customers as well as supplier representatives, you may attend with your leader’s approval. However, given the location of the event, the business benefit to TransCanada should be carefully considered and discussed with your leader. Additionally, since the value of the event is significant, the supplier’s payment for flights and accommodation could create a perception of conflict and/or an obligation on the part of TransCanada. As a result, flights and accommodation should be paid for by TransCanada. You may accept the meals provided by the supplier as part of the event.

Making the Right Choices and Doing the Right Thing
Requires that We Act Responsibly

In doing business, we consider the impact of our actions on TransCanada, on all of our stakeholders, on the environment and on the communities in which we operate. Acting responsibly includes protecting TransCanada’s assets and those of third parties, protecting the health and safety of our workers, our neighbours and the public, protecting the environment, being a good ambassador of TransCanada, respecting human rights, being a good neighbour and member of the communities in which we live and work, and maintaining a respectful and productive workplace.

Protecting Confidential Information

We protect TransCanada’s confidential information, and that of our customers, suppliers and other stakeholders, from improper disclosure and use.

We all routinely have access to confidential information. TransCanada confidential information includes all TransCanada non-public information that may be of use to competitors or harmful to TransCanada or its customers, suppliers or other stakeholders, if disclosed. It can include, but is in no way limited to, information regarding TransCanada’s business, operations, finances, strategies or business plans, projects, proposed mergers, acquisitions and divestitures, engineering designs and reports, legal proceedings, contracts, environmental reports, land and lease information, technical and economic data, marketing information and field notes, sketches, photographs, electronic information assets (including emails, voicemails, SMS, and text messages), computer records or software, specifications, models, or other information which is or may be either applicable to or related in any way to the assets, business or affairs of TransCanada.

See additional information in the Protecting and Using TransCanada’s Assets and the Managing and Maintaining the Security of Information sections.

Because such information is sensitive and can be used by competitors or others to TransCanada’s detriment, it must be protected. You should not disclose such information to anyone who does not need to know the information (including within TransCanada). Any disclosures to external parties that are required to be made for legitimate business reasons should only be made if the recipient has signed a Confidentiality or Non-Disclosure Agreement. You should also be careful not to talk about (even with family members or friends), view or leave confidential information in a location where it could be overheard or seen by an unauthorized person (e.g. on an airplane or other public place), and you should store confidential information in a secure location, such as a locked cabinet or a password-protected or other access-restricted folder if the information is electronic. When disposing of confidential information, you should do so in a secure manner, which may include shredding of hard copies.

TransCanada’s stakeholders also often provide TransCanada with their own confidential information and require, through Confidentiality or Non-Disclosure Agreements, that this information be protected from inappropriate disclosure or use. You must honour the terms of any such Confidentiality or Non-Disclosure Agreements and safeguard the information in the same way you would TransCanada’s confidential information. Even if there is no Confidentiality or Non-Disclosure Agreement in place, you should always protect customer-specific information.

You must also continue to maintain the confidentiality of all confidential information obtained while at TransCanada after you leave the Company, as your obligations of confidentiality are ongoing. This means that you may not disclose any confidential information to anyone after you leave TransCanada, including your new employer.

For more information, see the Information Management Policy and Information Security Policy.

Protecting and Respecting Intellectual Property Rights

We preserve TransCanada’s intellectual property rights and respect and honour those of third parties.

Intellectual property can include trade secrets, that is, any information that gives the owner an economic advantage over its competitors and that the owner takes reasonable steps to keep confidential, as well as copyrights, trademarks and patents.

TransCanada owns all inventions, discoveries and copyrighted material made or developed by TransCanada’s Personnel in the course of and relating to their employment, contract or engagement with the Company, unless a written release is obtained or the issue is covered by contract.

TransCanada’s intellectual property is an important Company asset. Since intellectual property rights can be lost if they are misused or not protected, you must take steps to protect these rights. This includes keeping trade secrets confidential and consistently using TransCanada’s trademarks solely as authorized, including not altering fonts, formats, colours, or other details.

You must also respect and honour the intellectual property rights of third parties. This includes complying with the terms of license agreements that TransCanada has entered into with vendors. These license agreements often prohibit the sharing of user names and passwords, as well as the copying, distributing or disclosing of the licensed information to any individuals within TransCanada that are not licensed users.

Respecting and honouring third party intellectual property rights also includes complying with copyright legislation, by not copying protected material without either a license to do so, or the permission of the owner.

Finally, you must respect third party patents and trade secrets by not using improper means to obtain such information, and by not using confidential third party information for a purpose other than that for which it was provided.

Protecting and Using TransCanada’s Assets

We protect TransCanada’s assets and use them only for legitimate business purposes.

You have an obligation to be a good steward of the assets that TransCanada provides to help you perform your job, including equipment, facilities, furniture, computers, telephones, supplies, tools, personal protective equipment, corporate credit cards, and other resources. This means protecting these assets from loss, theft, damage, and misuse.

You must comply with all security protocols, for example, locking your laptop, and not letting strangers into Company facilities without a TransCanada escort and/or appropriate identification. For more information see the Corporate Security Policy.

Although TransCanada resources are intended to be used for business purposes, occasional limited personal use of Company resources such as telephones, photocopiers, and the Internet are permitted. Such use should not be excessive. You must never use Company resources for any illegal or inappropriate purposes, such as viewing pornography, engaging in hate-based communications or other activities, downloading pirated movies or other illegal material, or other inappropriate use. TransCanada reserves the right to monitor Company computer use, and employees should not assume any right of privacy with respect to either their use of, or data stored on, TransCanada’s computer systems. TransCanada regularly monitors employee use of its equipment and systems, and anything that comes to TransCanada’s attention as a result of such monitoring may be the subject of disciplinary action. For more information please see the Acceptable Use Policy.

QUESTION:	I sometimes use my Company computer to access Facebook or Twitter during my lunch break and I talk about my personal life. Is that allowed?

ANSWER:
Limited personal use of corporate assets to access social media on your own time is acceptable; however, you need to keep in mind that you are using a corporate computer and accessing the Internet through a TransCanada IP address. So, you must be careful to ensure that you do not post inappropriate or offensive content, nor do or say anything that could reflect poorly on TransCanada. TransCanada also has the right to monitor your personal use of its equipment and systems and you should not expect your use of TransCanada assets for these purposes to be private. TransCanada regularly monitors employee use of its equipment and systems and you may be subject to disciplinary action for any inappropriate or offensive use that comes to TransCanada’s attention as a result of such monitoring.

Managing and Maintaining the Security of Information

We recognize the importance of corporate records as valuable assets of the Company and we manage, protect and preserve these assets accordingly.

Information assets can include everything from memos, emails, accounting records, invoices and contracts, to technical drawings, recordings of trade-related phone calls, records of safety or other incidents, marketing literature, and other similar types of records. They can also be in any form or on any media, including, paper, CD, DVD, voice recordings, or other electronic formats.

All of these assets are important Company records that TransCanada may be required to produce in the event of a legal or regulatory proceeding, audit or investigation. It is important that you manage and retain these assets in accordance with all legal requirements and corporate policies. In particular, you must never destroy an information asset in the event of an actual or pending legal or regulatory proceeding. Business activities should not be conducted through any medium that cannot be produced as a record (e.g. SMS, texts etc. are to be avoided).

It is also important to protect the security of TransCanada’s information assets. You must comply with all internal policies and procedures concerning information security. Please refer to the End User Computing Standard, Information Management Policy, Information Security Policy, and the Password Standard for further information.

Being Socially Responsible

We respect human rights and we are committed to being a good neighbour and supporting and enhancing the communities in which we live and work.

Some of the most important communities our business impacts are the Indigenous communities. We are committed to working with these communities, to develop positive, long-term relationships based on mutual trust and respect, and recognizing their diversity and the importance they place on the land, their culture and their traditional way of life.

TransCanada partners in supporting safe, healthy and vibrant Indigenous communities by investing in various community, cultural, educational, and environmental initiatives and events. For more information, please see the Stakeholder Engagement Commitment Statement, and the Aboriginal and Native American Relations policies.

In addition to working with the Indigenous communities, we also work hard to build and maintain relationships with other landowners. We recognize the importance of farming to their communities, and actively support farming-related organizations.

We also understand the importance that community, charitable and other similar non-governmental organizations play in making the communities in which we live and work better places. TransCanada actively supports these organizations and encourages you to also become involved.

You are encouraged to volunteer and to contribute to charitable and other community-based organizations, including during work hours if approved by your leader. Charitable donations should not, however, be made to improperly influence government officials or others. Please see the section on Avoiding Bribery and Corruption and the Avoiding Bribery and Corruption Policy for more information.

Being a Good Ambassador of TransCanada

We recognize that we are ambassadors of TransCanada and conduct ourselves in a manner that is respectful and appropriate and that will not harm TransCanada’s reputation.

You must keep in mind that you are a representative of TransCanada. The things you say and do should reflect the Company’s core values. You should not speak publicly on behalf of TransCanada unless authorized to do so. Any posting or statement on an external website, including personal sites or in other media should be considered a public statement.

Even on your personal time, you must not participate in any illegal or inappropriate statements or activities that could be detrimental to the Company or its reputation with TransCanada’s name or brand. For example, while you may indicate on your social media profile(s) that TransCanada is your employer, if you do so, you must ensure that you do not post inappropriate content that could reflect poorly on the Company.

For more information, see the Public Disclosure Policy and Communication Policy.

Protecting Individuals’ Privacy

We respect and protect the privacy rights and personal information of our employees and other stakeholders.

TransCanada takes very seriously the fact that its Personnel, customers, suppliers, and other stakeholders have entrusted the Company with their personal information. The Company is committed to protecting that information in compliance with all legal requirements.

Some examples of personal information include an individual’s name, home address, telephone number, identification numbers (such as an employee number or social insurance/social security number), financial information, and medical information.

You should never collect, store, access, use, or disclose personal information for an inappropriate purpose or by inappropriate or illegal means. To the extent that you have personal information of any individual as a result of your work at TransCanada, whether the individual is an employee, a landowner, a shareholder, or a party that TransCanada does business with (to name just a few examples), you may not disclose that personal information to others, either within or outside TransCanada, without the express approval of TransCanada’s Privacy Officer or the individual’s consent. Use of personal information must be limited to the business purposes for which the information was provided. You should also protect and safeguard personal information from inappropriate access, by keeping it in a locked cabinet, or in a password protected or otherwise restricted folder, memory stick or other similar storage device, if the information is electronic.

If the information is requested by anyone within or outside the Company, or if it needs to be disclosed for any legitimate reason, you should check with TransCanada’s Privacy Officer before taking any action.

For more information, please see the Protection of Personal Information Policy.

Diversity and Employment Equity/Equal Opportunity

We respect and embrace our differences and are committed to principles of employment equity/equal opportunity, non-discrimination and accommodation.

TransCanada believes that our differences make us stronger. The Company promotes and encourages a culture of diversity, inclusion and acceptance, prohibits any form of discrimination on legally prohibited grounds, and requires reasonable accommodation of differences. We recognize that in some cases, treating people fairly requires that you treat them equally and in other cases it requires that you accommodate their differences.

TransCanada requires you to be inclusive and to demonstrate respect for and acceptance of others. While acting on behalf of TransCanada, you must never discriminate against anyone on the basis of a legally prohibited ground, including gender, race, national or ethnic origin, colour, religion, age, sexual orientation, marital status, family status, veteran status, disability, or conviction.

If you are a leader or are otherwise responsible for employment-related decisions, you must make those decisions objectively, in compliance with all legal requirements and corporate policies, on the basis of the Company’s and the job’s requirements, and without discrimination on the basis of a prohibited ground. You also must never discount an individual due to a difference which can reasonably be accommodated. Reasonable accommodation of differences must also be provided as and when required.

Please refer to the Reasonable Workplace Accommodation, Employment Equity and Non-Discrimination, Equal Employment Opportunity, Affirmative Action and Non-Discrimination (United States) and the Harassment-Free Workplace policies for further information.

Stan Chapman
Executive Vice-President and President, U.S. Natural Gas Pipelines

For a company that operates in three countries across multiple provinces and states, diversity is all in a day’s work. We have a wide variety of backgrounds, perspectives and skills in our workforce. When we respect and value those differences, we drive innovation, growth and competitiveness.

Maintaining a Harassment, Violence and Weapons-Free Workplace

We treat one another with dignity and respect and are committed to maintaining a work environment that is free of harassment, violence and weapons.

Everyone deserves the opportunity to do their job in safe environment, without fear of harassment or violence (including the use of weapons).

You must always be respectful to your co-workers, and be sensitive to the way in which others may react to your behaviours and comments. Always try to resolve differences in a calm and respectful manner, without resorting to insults, threats or violence.

TransCanada prohibits any behaviour that is intimidating, hostile, offensive, threatening, violent, demeaning, or humiliating, or of a sexual nature, that either interferes with an individual’s work performance or creates an inappropriate work environment. In particular, you should never take actions or make unwanted comments or gestures that relate to gender, race, national or ethnic origin, disability, religion, age, sexual orientation, marital status, family status, veteran status, National Guard or reserve unit obligations, a conviction, or any other legally protected status.

The Company prohibits the possession, use, carrying, and transportation of any Dangerous or Potentially Dangerous Weapon(s) when conducting Company business as defined by TransCanada’s Weapons in the Workplace Policy. This prohibition applies on or off all Company owned or controlled premises, in all Company vehicles, and to all personal vehicles being used in the course of Company business.

Personnel licensed to carry firearms (openly or in a concealed manner) or weapons are not exempt from the Policy.

For Personnel in jurisdictions that permit firearms to be kept in personal vehicles, the vehicle must be locked, the firearms must be hidden from plain view, and be kept within a locked case or container within the vehicle.

For more information, please see the Harassment-Free Workplace and the Weapons in the Workplace policies.

You are encouraged to suggest or develop new procedures and methods of working that will help ensure TransCanada’s compliance with legal and ethical requirements. Even if you don’t have a solution, you should speak up if you see something that needs to be improved. Any of the people listed below may be contacted or alternatively, you can contact the Ethics Help Line.

•	Your leader

•	Your Human Resources Consultant

•	Your Compliance Coordinator

•	Corporate Compliance Department

•	Internal Audit

•	Law Department

If you are aware of someone who has improved TransCanada’s compliance or ethics related processes or activities, or who has pointed out a flaw in the way we currently do things that will allow for improvement, contact the Corporate Compliance Department as we want to know about it.

For more specific policy information on any of the topics referred to in COBE please refer to the Corporate Policies page on Infocus, contact any of the people listed above or the Ethics Help Line.

GLOSSARY

Confidential Information means all TransCanada non-public information that may be of use to competitors or harmful to TransCanada or its customers, suppliers, or other stakeholders, if disclosed. It can include, but is in no way limited to, information regarding TransCanada’s business, operations, finances, strategies or business plans, projects, proposed mergers, acquisitions and divestitures, engineering designs and reports, legal proceedings, contracts, environmental reports, land, and lease information, technical and economic data, marketing information and field notes, sketches, photographs, electronic information assets (including emails, voicemails, SMS, and text messages), computer records or software, specifications, models, or other information which is or may be either applicable to or related in any way to the assets, business or affairs of TransCanada.

Contingent Workforce Contractor (CWC) means individuals, either Independent Consultants or contract workers employed by a third party Contingent Workforce Supplier, to work at or on behalf of TransCanada using TransCanada infrastructure (e.g. workstation, email, phone), and compensated on an hourly rate basis, performing work under the direction of a TransCanada leader.

Direct Reporting means a reporting relationship in which Personnel report to a Family member or person with whom they have a Significant Personal Relationship where that leader is responsible for hiring, delegating work, performance assessment and management, and/or making decisions related to terms of employment, including but not limited to compensation decisions.

Employee means full-time and part-time employees of TransCanada including student employees.

Family or Other Significant Personal Relationship means, but is not limited to, a spouse (including common-law and same gender spouses), parent, grandparent, child, grandchild, sibling, aunt or uncle, niece or nephew, cousin, or an individual who has acquired such a relationship through marriage/common-law, or any “step”, “common-law” or “in-law” variations of these relationships.

Good Faith Reporting means an open, honest, fair and reasonable reporting without malice or ulterior motive.

Independent Consultant means individuals acting in their own right and often providing services in a professional capacity and submitting invoices for services rendered directly to TransCanada. Independent Consultants are considered a type of Non-Preferred Supplier.

Indirect Reporting means a reporting relationship where the applicable Personnel’s Family or other Significant Personal Relationship resides anywhere in their reporting structure.

Personnel means full-time, temporary and part-time employees, Contingent Workforce Contractors (CWC), and Independent Consultants.

Records means information created, received and maintained as evidence by an organization or person, pursuant to legal obligations or in the transaction of business. Records include, but are not limited to, electronic and physical formats. They provide proof of what happened, when it happened, and who made decisions. Whether information is identified as a Record depends on the information it contains and the context.

TransCanada or the Company means TransCanada Corporation and its wholly-owned subsidiaries and/or operated entities.

Making the Right Choices - Doing the Right Thing

January 2018